UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant's name into English)

102 East 1st Avenue

Vancouver, British Columbia, V5T 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

On March 27, 2019, we issued a press release announcing the closing of our previously announced registered direct offering of 3,333,334 common shares (each a “Share”) at a price of US$3.60 per Share, for gross proceeds of approximately US$12 million. Net proceeds from the offering were approximately US$11.0 million after underwriting discounts and commissions and other estimated offering expenses.

The Benchmark Company, LLC, ThinkEquity, a division of Fordham Financial Management, Inc., and Roth Capital Partners, LLC acted as co-lead placement agents for the offering.

A copy of the press release is attached as Exhibit 99.1 hereto.

On April 1, 2019, we issued a press release announcing financial results for our quarter and full-year ended December 31, 2018. A copy of the press release is attached as Exhibit 99.2 hereto.

The information in this current report on Form 6-K and the exhibits hereto are incorporated by reference into (i) our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, and the preliminary prospectus supplement thereto filed on March 22, 2019 and (ii) our registration statement on Form F-3 (333-229562) originally filed on February 8, 2019.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated March 27, 2019
99.2	Press Release dated April 1, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: April 1, 2019	By:	/s/ Bal Bhullar
	Name:	Bal Bhullar
	Title:	Chief Financial Officer